190 Carondelet Plaza, Suite 1530, Clayton, MO 63105-3443

February 9, 2012

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-0510

Re:         Olin Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed February 24, 2011
Form 10-Q for the period ended September 30, 2011
Filed October 28, 2011
File No. 1-1070

Dear Mr. Decker:

On behalf of Olin Corporation (“Olin”), I am writing to respond to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 2, 2012 with respect to the above-referenced filings (the “Comment Letter”).

Overall Transaction Economics

Before responding directly to each of the Staff’s comments, we would like to provide some supplemental information to the Staff on the SunBelt transaction and related economics.  The negotiations between Olin and PolyOne related to the purchase of PolyOne’s 50% interest in SunBelt were initiated at PolyOne’s request, and began in May, 2008.  On several occasions over the following 30 months, the negotiations broke down over the valuation of PolyOne’s 50% interest.  In its analysis of the potential acquisition of PolyOne’s 50% interest in SunBelt, Olin management identified that there were potential post-acquisition synergies that could be generated, primarily from operating the SunBelt plant at a higher rate, leveraging its lower manufacturing costs.  At no time during the negotiations did Olin management contemplate including any of these potential post-acquisition synergies in the price it was willing to pay PolyOne for its 50% interest in SunBelt.  When the acquisition was completed, it was immediately accretive to Olin’s earnings and cash flow.

In addition, during the negotiations, Olin management, Chief Executive Officer and Chief Financial Officer, rejected PolyOne’s requests that PolyOne be paid a control premium.  The absence of a control premium is evidenced by the underlying economics of the transaction.

Olin, which realizes approximately 70% of its annual revenue from its Chlor Alkali business, including SunBelt, is a cyclical business that we believe is valued by the stock market on a multiple of cycle average EBITDA (earnings before interest, taxes, depreciation and amortization).  In Olin’s experience, chlor alkali cycles typically last five to seven years.  The cycle average EBITDA multiple, which is illustrated below, for the period 2005 to 2010 was 5.9.  This cycle average EBITDA multiple is consistent with the cycle average multiple range of 5.5 to 6.0 that is ascribed to Olin by the equity securities research analysts that follow Olin stock.

Securities and Exchange Commission
February 9, 2012

Year	Outstanding Shares (in millions)	Year End Stock Price	Net Debt (Cash)(a)	Enterprise Value ($ in millions)	EBITDA ($ in millions)	EBITDA Multiple (Enterprise Value / EBITDA)
2005	71.9	19.68	($45)	$1,370	$229	6.0
2006	73.3	16.52	($23)	$1,188	$210	5.7
2007	74.5	19.33	($74)	$1,366	$209	6.5
2008	77.3	18.08	$6	$1,403	$334	4.2
2009	78.7	17.52	($60)	$1,319	$292	4.5
2010	79.6	20.52	($65)	$1,569	$188	8.3
Cycle Average (2005 to 2010)						5.9

(a)	Total fair value of debt less cash and cash equivalents, short term investments and restricted cash.

For 2005 to 2010, 50% of the SunBelt annual average EBITDA (equivalent to what Olin purchased) was $47.8 million.  The fair value of the purchase price paid to PolyOne was $223.6 million, which includes the fair value of consideration $180.9 million (cash paid at closing to PolyOne of $132.3 million, fair value of the distributable cash to PolyOne of $6.0 million, and fair value of the earn-out liability of $42.3 million) plus 50% of the SunBelt debt assumed by Olin, or $42.7 million.  The SunBelt cycle average (2005 to 2010) EBITDA multiple of the purchase price was 4.7 compared to Olin’s cycle average (2005 to 2010) EBITDA multiple of 5.9.  This illustrates that the price paid by Olin for PolyOne’s 50% of SunBelt was a discount to Olin’s cycle average EBITDA multiple.  This provides evidence that no control premium was paid.

Year	SunBelt EBITDA ($ in millions)	SunBelt EBITDA Multiple(a)
2005	$106.6	4.2
2006	$118.8	3.8
2007	$106.1	4.2
2008	$89.1	5.0
2009	$83.8	5.3
2010	$69.8	6.4
Cycle Average (2005 to 2010)	$95.7	4.7

(a)	Calculated based on 50% of SunBelt’s EBITDA divided by the purchase price paid to PolyOne of $223.6 million.

SunBelt’s Role in Olin Chlor Alkali Operations

The following discussion of Olin’s operating management of its chlor alkali facilities is meaningful to understand Olin’s ability to realize other potential synergies beyond the buyer-specific synergies.  Olin management concluded that the potential post-acquisition synergies of operating SunBelt at a consistently higher operating rate to leverage its lower manufacturing costs after acquiring PolyOne’s 50% ownership were not a certainty.  Therefore, at no time during the negotiations did Olin management contemplate including any of these potential post-acquisition synergies in the price it was willing to pay PolyOne for its 50% interest in SunBelt.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
February 9, 2012

The Olin Chlor Alkali system had approximately 2 million tons of capacity, including the 50% of the SunBelt capacity.  The remaining 50% of the SunBelt capacity was approximately 175,000 tons, or less than 10% of Olin’s total chlor alkali capacity.  Olin’s capacity is spread among seven manufacturing sites in North America. It is important to note that the SunBelt plant is co-located with a larger, 100% Olin owned facility in McIntosh, Alabama that has similar manufacturing costs as SunBelt, but produces a different grade of caustic soda. Since 2007, all of these sites have operated at less than full capacity.  The Olin Chlor Alkali operating rates by year are listed below:

	Operating Rates
Year	Olin	SunBelt
2007	92%	93%
2008	82%	74%
2009	70%	79%
2010	82%	88%
2011	80%	80%

Because Olin had, and continues to have, capacity available to produce additional product at each of its locations, the option to produce at one location instead of another requires ongoing analysis of the product, the customers, and the costs at each location.  As demonstrated by the above operating rates, SunBelt’s operating rate may or may not exceed the overall Olin operating rate despite its lower manufacturing cost position compared to other Olin chlor alkali facilities.

Each of these manufacturing facilities have a unique set of attributes, which influences the decisions that are made on where products are produced.  Chlorine, caustic soda and hydrogen are co-produced commercially by the electrolysis of salt.  These co-products are produced simultaneously, and in a fixed ratio of 1.0 ton of chlorine to 1.1 tons of caustic soda and 0.03 tons of hydrogen.  The industry refers to this as an Electrochemical Unit or ECU.  The facilities and their 2011 approximate ECU capacities are listed below:

Facility	ECU Capacity
Augusta, Georgia	100,000
Becancour, Quebec, Canada	317,000
Charleston, Tennessee	260,000
Henderson, Nevada	153,000
McIntosh, Alabama	426,000
Niagara Falls, New York	300,000
St. Gabriel, Louisiana	246,000
SunBelt (McIntosh, Alabama)	352,000

Olin’s chlor alkali management optimizes production at its system of facilities to maximize the segment’s profitability.  The chlor alkali economic production optimization modeling includes numerous attributes that are continuously analyzed to take advantage of the chlor alkali production facilities.  The key attributes of the production optimization model were unaffected by Olin’s acquisition of PolyOne’s 50% interest in SunBelt.  The following is a discussion of the key attributes that Olin evaluates when making decisions on where products are manufactured:

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
February 9, 2012

Electricity Cost

Each of the facilities purchases electricity under long term contracts that provide for a base load of power (typically 60-80% of plant capacity) and for peaking power (utilization above the base load power).  The price of the base load power is fixed and the peaking power is market priced based on demand.  Peaking power is typically more expensive than the base load price in periods of high demand (summer) and can be lower than the base load price during periods of lower demand.  In addition, the fuel source used to generate the electricity differs from plant to plant.  Two plants utilize hydroelectric power for a significant portion of their base load power, one plant utilizes natural gas for a significant portion of its base load power, and the others utilize a combination of coal, nuclear power and natural gas.  As a result, while the annual manufacturing costs of the SunBelt plant are the lowest in the Olin system, there are periods of time during the year, driven by variations in electricity costs, where SunBelt’s cost might not be the lowest in the Olin system.

Proximity to Customers / Freight Costs

Freight costs incurred to deliver product, along with electricity costs, are the largest components of Olin’s Chlor Alkali costs. Freight costs are driven by the cost of shipping chlorine by railroad.  Because of the magnitude of these railroad costs, either the location of a plant, or the capability of some of the plants to deliver chlorine by pipeline, and therefore avoid the cost of railroad shipments entirely, can be a determinant of where product is produced.  The St. Gabriel, Louisiana and Charleston, Tennessee facilities ship to customers via pipeline, and as a result, would have a favored freight cost position compared to SunBelt for these pipeline customers.  The Henderson, Nevada; Niagara Falls, New York; and Becancour, Quebec facilities would have a freight cost advantage as compared to SunBelt for customers in closer proximity to their facilities.  These freight cost advantages for certain customers are enough to more than offset the lower manufacturing costs at SunBelt.

End Use for Chlorine

Olin manufactures and sells chlor-alkali related products.  These products include hydrochloric acid and sodium hypochlorite (bleach).  In 2011, sales of hydrochloric acid and bleach accounted for approximately 20% of Olin’s Chlor Alkali sales.  In manufacturing hydrochloric acid and bleach, the chlorine produced is piped from the chlor alkali manufacturing process directly into the secondary production process.  The SunBelt plant does not have the capability of producing hydrochloric acid or bleach and would not be utilized to meet increased demand for these chlor-alkali related products.

Responses to Staff’s Comments

For ease of reference, each of the Staff’s comments is reproduced below in its entirety in bold face print and is followed our response.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2011

Olin’s responses to the Staff’s comments on Olin’s Form 10-Q for the period ended September 30, 2011 (the “Olin 10-Q”) are set forth below.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
February 9, 2012

Financial Statements

Acquisition, page 6

Comment 1:  We note your response to comment one from our letter dated December 21, 2011. Please provide the following:

Comment 1, First Bullet Point:
•
You indicate that the benefits of control derived by an acquirer can be categorized as (i) potential synergies that result from combining the acquirer’s assets with the acquiree’s assets and (ii) the acquirer’s ability to influence the acquiree’s operational, financial, or corporate governance characteristics. You have addressed your ability to influence SunBelt’s operational, financial and corporate governance characteristics.  However, it is not clear from your response how you considered the potential synergies that result from your acquisition. With reference to the buyer specific synergies you discuss in Response 1, Fifth Bullet Point as well as any other potential synergies, please address why you did not identify these synergies as an indication of a benefit of control; and

Response 1, First Bullet Point:

The buyer-specific synergies that were discussed in Response 1, Fifth Bullet Point were considered in the determination of the benefit of control.  These buyer-specific synergies were available to Olin as it had significant operational control over SunBelt and were being realized without regard to the acquisition of PolyOne’s 50% ownership in SunBelt.  In Response 1, Fifth Bullet Point, the types of Olin (as buyer)-specific synergies that would have been additional costs that market participants would incur are below:

1.	Asset utilization fee (to utilize Olin equipment, as SunBelt is co-located with Olin’s McIntosh, Alabama chlor alkali facility);

2.	Additional rail car transportation and logistics fees, as SunBelt utilizes Olin’s railcar fleet for caustic and chlorine shipments when SunBelt’s railcar fleet is insufficient;

3.	Additional salt / brine costs, as SunBelt utilizes low-cost brine supplied by Olin’s McIntosh brine well supply system;

4.	Electricity and steam costs (these costs are purchased together with Olin); and

5.	Fixed manufacturing, purchasing, selling, general and administrative expenses, as SunBelt was charged a fee from Olin based on an allocation of Olin costs.

Based upon the terms of the partnership agreement between Olin and PolyOne related to SunBelt, Olin possessed meaningful operational and managerial authority over SunBelt, which was primarily derived from Olin’s ownership of the McIntosh, Alabama facility.  The cost savings available to Olin from these Olin-specific synergies were primarily the result of SunBelt being co-located with Olin’s McIntosh, Alabama facility.   These buyer-specific synergies were available to Olin as it had significant operational control over SunBelt without regard to the acquisition of PolyOne’s 50% ownership in SunBelt.  Therefore, the existence of Olin’s buyer-specific synergies is not a benefit of control from Olin’s acquisition of PolyOne’s 50% ownership in SunBelt.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
February 9, 2012

Olin analyzed its ability to realize potential post-acquisition synergies from the expanded use of the SunBelt plant as part of the overall valuation of the SunBelt acquisition.  The Chlor Alkali economic production optimization modeling was reviewed in the “SunBelt’s Role in Olin Chlor Alkali Operations” section above.  Based on the uncertainty caused by the variability of electricity costs across the Olin system, the freight costs associated with unknowable end use customers, and the probability that a portion of the opportunity would be from products SunBelt cannot produce, Olin concluded that it could not be certain that SunBelt could be operated at a consistently higher operating rate to leverage its lower manufacturing costs.  Therefore, at no time during the negotiations did Olin management contemplate including any of these potential post-acquisition synergies in the price it was willing to pay PolyOne for its 50% interest in SunBelt.

Comment 1, Second Bullet Point, First sub-bullet point:
•
In Response 1, Fifth Bullet Point, you have provided a discussion of the nature of the cost savings available from operating the business under a single owner. We have the following comments in this regard:

o
Please provide us with a detailed discussion of the specific operational efficiencies in logistics, purchasing and manufacturing and the potential cost savings from these operational efficiencies. Please explain the difference in these operational efficiencies both before and after the acquisition of the remaining 50% interest in SunBelt in February 2011. It is not clear how your operations would be different now that you own 100% of SunBelt. Please clarify.

Response 1, Second Bullet Point, First sub-bullet point:

With respect to operational efficiencies in logistics, purchasing and manufacturing, Olin’s operations are not different after acquiring the remaining 50% interest in SunBelt as Olin had meaningful operational authority over SunBelt prior to acquisition.  In future filings beginning with the December 31, 2011 Form 10-K, Olin will modify the disclosure in the acquisition footnote related to the reasons for the acquisition and the facts that gave rise to the recognition of goodwill to include the following disclosure (new disclosure in bold face print and eliminated disclosure show as strikethrough):

Based on final valuations, we allocated $5.8 million of the purchase price to intangible assets relating to customers, customer contracts and relationships, which management estimates to have a useful life of fifteen years.  These identifiable intangible assets were included in other assets.  Based on final valuations, $327.1 million was assigned to goodwill.  For tax purposes, $163.7 million of the goodwill is deductible.  The goodwill represents the remeasurement of our previously held 50% equity interest in SunBelt and the benefits of the acquisition that are in addition to the fair values of the other net assets acquired.  The primary reason for the acquisition and the principal factors that contributed to a SunBelt purchase price that resulted in the recognition of goodwill is the strategic fit with our existing chlor alkali operations and SunBelt’s low cost membrane capacity. ~~the cost savings available from operating the business under a single owner and our ability to fully utilize SunBelt’s low cost membrane capacity in lieu of higher cost diaphragm capacity.  The cost saving opportunities include operational efficiencies in logistics, purchasing and manufacturing.~~

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
February 9, 2012

Comment 1, Second Bullet Point, Second sub-bullet point:
•
In Response 1, Fifth Bullet Point, you have provided a discussion of the nature of the cost savings available from operating the business under a single owner. We have the following comments in this regard:

o
With reference to your examples of the operational and managerial authority you had over SunBelt pursuant to the terms of the partnership agreement between Olin and PolyOne, please address why you were unable to fully utilize SunBelt’s low cost membrane capacity prior to your acquisition of PolyOne’s 50% interest in SunBelt.

Response 1, Second Bullet Point, Second sub-bullet point:

The Chlor Alkali economic production optimization modeling, which was discussed in the “SunBelt’s Role in Olin Chlor Alkali Operations” section above, changed with Olin’s acquisition of PolyOne’s 50% interest in SunBelt on March 1, 2011.  Olin now was able to realize 100% of SunBelt’s earnings, which previously had been factored in the economic production optimization model at only a 50% benefit to Olin.  At certain times of the year and depending on the specific customer’s location and product requirements; SunBelt may be selected to operate for incremental customer volume rather than another Olin facility.  The ability of Olin to operate SunBelt under a single owner may provide for a pretax profit improvement through an overall lower total cost to Olin (including both manufacturing and freight to the customer) than previously when Olin’s production optimization model may have selected a different chlor alkali facility because Olin was able to earn only 50% of the profits from SunBelt.  As explained in the response to the Second Bullet Point, First sub-bullet point, Olin will modify the disclosure in the acquisition footnote related to the reasons for the acquisition and the recognition of goodwill.

Olin acknowledges that:

•	Olin is responsible for the adequacy and accuracy of the disclosure in Olin’s filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	Olin may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General questions or comments should be directed to me at (314) 480-1405.

Very truly yours,

/s/ John E. Fischer

John E. Fischer
Senior Vice President and Chief Financial Officer

O L I N  C O R P O R A T I O N